Exhibit 99.3

Convenience translation

Report by the Supervisory Board
of Fresenius Medical Care AG
for the Fiscal Year 2023

Dear Shareholders,

We reflect on an eventful year, one that Fresenius Medical Care AG has successfully completed. Persistent geopolitical conflicts and a challenging macroeconomic environment have characterized the past year and thus influenced the health care market. Rapid developments in technology, such as artificial intelligence, in the utilization of large datasets, and advances in biology and drug research, are bringing about fundamental changes in the health care industry.

Amidst these changes, Fresenius Medical Care has even exceeded its own targets set for the fiscal year 2023. The Company has implemented a new operating model along with transparent financial reporting and has consistently advanced the transformation and optimization of its portfolio. Following the deconsolidation from the Fresenius Group and the change of legal form, Fresenius Medical Care has opened a new chapter. This historic step grants the Company more freedom and more responsibility. Fresenius Medical Care can now fully focus on what it does best: advocating for the well-being of patients worldwide.

In the past year, the Supervisory Board has been reconstituted. I extend my sincere gratitude to the outgoing members for their dedication, energy, and ideas. To the new members, I wish them every success in their work for the benefit of Fresenius Medical Care.

On behalf of the Supervisory Board, I express my appreciation to the leadership team and all employees for their successful work during this challenging year. I warmly congratulate Martin Fischer and Craig Cordola on their appointment to the Management Board. I also extend my gratitude to William Valle, the outgoing board member, for his significant contributions to shaping the Company over many years.

For 2024 and beyond, the foundation for sustainable, value-creating growth has been laid. I am convinced that the management team, led by CEO Helen Giza, together with the dedicated employees, will build upon what has been achieved and successfully tackle the significant challenges of today and tomorrow.

Convenience translation

Fresenius Medical Care successfully implemented several significant steps in the past fiscal year. As an important milestone, the change of legal form from a partnership limited by shares (Kommanditgesellschaft auf Aktien – KGaA) to a stock corporation (Aktiengesellschaft – AG) was successfully completed on November 30, 2023. Since then, the Company has the legal form of an AG with the company name “Fresenius Medical Care AG”. The resulting simplified corporate governance structure gives the company more flexibility and autonomy and strengthens the role of the free float shareholders.

The General Partner Fresenius Medical Care Management AG ceased to be the Company’s general partner upon the change of the legal form of the Company becoming effective. The management of the Company and the conduct of its business are now no longer the responsibility of the general partner, but of the Management Board of the Company.1 Furthermore, upon the change of legal form becoming effective and the exit of the General Partner, the Company only has one Supervisory Board that combines the responsibilities of the Supervisory Board of the Company in the legal form of the KGaA on the one hand and of the Supervisory Board of the General Partner on the other hand.2 In deviation from the Supervisory Board of the Company in the legal form of the KGaA, the Supervisory Board in the legal form of the AG is now also responsible for the appointment, dismissal and compensation of the members of the Management Board as well as resolutions on the approval of transactions requiring approval.

Furthermore, Fresenius Medical Care continuously advanced its structural change initiated in the past fiscal year with the implementation of the new operating model with two global operating segments (Care Delivery and Care Enablement) and the alignment of the financial reporting with the new structure. By the measures taken to increase operational efficiency and the turnaround plan, significant sustainable savings were achieved as part of the FME25 transformation program. In addition, Fresenius Medical Care advanced the optimization of its portfolio and withdrew from unsustainable markets and divested non-core businesses that have a dilutive effect on the operating margin.

1 Against this background, references to the Management Board in the Report by the Supervisory Board refer to the Management Board of Fresenius Medical Care Management AG for the period until the change of legal form became effective on November 30, 2023 and to the Management Board of Fresenius Medical Care AG for the period thereafter.

2 Against this background, the information in the Report by the Supervisory Board for the period until the change of legal form became effective on November 30, 2023 refer to the Supervisory Board of Fresenius Medical Care AG & Co. KGaA and to the Supervisory Board of Fresenius Medical Care AG for the period thereafter.

Convenience translation

Fresenius Medical Care will continue to pursue and expand the FME25 transformation program to continuously optimize its processes along the new operating model. Through a clear focus on strengthening the core business and further operational and structural efficiencies, the Company aims to return to a sustainable profitable growth path and improve the creation of shareholder value. Fresenius Medical Care will, in particular, focus on the core areas of company structure, capital allocation, operational efficiency and portfolio optimization.

Significant events concerning the organization and composition of the Management Board or the Supervisory Board were:

•	New composition of the Supervisory Board
As a consequence of the change of legal form, the Supervisory Board of Fresenius Medical Care AG is to be composed in accordance with other statutory provisions than before. The Supervisory Board is now composed of twelve members, six of whom represent the shareholders of the Company (shareholder representatives) and six of whom represent the employees of the Company (employee representatives). The term of office of the previous members of the Supervisory Board of the Company ended upon the effectiveness of the change of the legal form of the Company on November 30, 2023. The shareholder representatives on the Supervisory Board of the Company in the legal form of the AG were elected by the Extraordinary General Meeting of the Company on July 14, 2023 or, based on the appointment right (Entsendungsrecht) in favor of Fresenius SE & Co. KGaA, have been appointed by the latter. The shareholder representatives on the Supervisory Board of Fresenius Medical Care AG are Mr. Michael Sen (Chairman of the Supervisory Board), Ms. Sara Hennicken, Mr. Shervin J. Korangy, Dr. Marcus Kuhnert, Mr. Gregory Sorensen, M.D., and Ms. Pascale Witz. Mr. Sen and Ms. Hennicken were appointed to the Company's Supervisory Board by Fresenius SE & Co. KGaA, while the other shareholder representatives were elected to the Supervisory Board by the Extraordinary General Meeting of the Company. The employee representatives on the Supervisory Board of the Company will be elected by the employees in the course of 2024 in accordance with the applicable statutory provisions. In order to ensure that the Supervisory Board is already fully staffed before the conclusion of these elections, Ms. Stefanie Balling, Ms. Beate Haßdenteufel, Mr. Frank Michael Prescher, Dr. Manuela Stauss-Grabo, Mr. Ralf Erkens and Ms. Regina Karsch have been appointed as employee representatives to the Supervisory Board of the Company, upon motion of the Management Board of the Company, by court order of the local court of Hof (Saale), Germany, effective as of January 26, 2024. The term of office of the court-appointed employee representatives on the Supervisory Board of the Company will remain effective until completion of the election of employee representatives by Fresenius Medical Care’s workforce located in Germany.

Convenience translation

•	Changes in the Management Board
Effective October 1, 2023, Mr. Martin Fischer was appointed as Chief Financial Officer (CFO) to the Management Board with responsibility for the global finance organization of Fresenius Medical Care. He succeeded Ms. Helen Giza, who was appointed Chair of the Management Board in December 2022 and continued to serve as acting CFO until her successor took office. Mr. Fischer had been Head of Finance for Siemens Healthineers’ Diagnostics Division based in Tarrytown, New York, U.S. since 2019. Previously, he headed the Board Office and Organizations function for Siemens Healthineers and was responsible for the development of the business plan and the reorganization of the operating model for the company’s initial public offering in March 2018. Prior to that, Mr. Fischer held a number of key international operational and finance positions in the health care sector within Siemens AG. Mr. Fischer holds a degree in business informatics from the Reutlingen University of Applied Sciences for Technology and Economics and an MBA from Friedrich Alexander University in Nuremberg and completed the Chief Financial Officer Program at Columbia Business School in New York, USA.

As of January 1, 2024, Mr. Craig Cordola was appointed as member of the Management Board and Chief Executive Officer of the Care Delivery segment which consolidates the global health care services business. As part of a planned transition, Mr. Cordola succeeded Mr. William Valle who left the Management Board at the end of the year under review. Prior to joining Fresenius Medical Care, Mr. Cordola served in several executive roles with Ascension from 2017 through 2023, including Executive Vice President of Ascension Capital as well as Executive Vice President and Chief Operating Officer, and President and Chief Executive Officer, of Ascension Texas. Previously, Mr. Cordola held several senior executive and leadership positions at Memorial Hermann Health System in Houston, Texas. He is a Fellow of the American College of Healthcare Executives and holds a degree in Psychology from The University of Texas in Austin. Furthermore, he also earned a Master of Healthcare Administration (MHA) and a Master of Business Administration (MBA) from the University of Houston-Clear Lake.

In the past fiscal year, the Supervisory Board once again observed all duties imposed on it by law, the Articles of Association and the rules of procedure. In this context it also took into account the recommendations and suggestions of the German Corporate Governance Code. The Supervisory Board supervised the Management Board or, respectively, the General Partner within its responsibility, regularly advised the Management Board and was involved in decisions of fundamental importance to the Company. Supervision and advice also included sustainability matters.

Convenience translation

All relevant questions of the business policy, the company’s planning and the strategy were subject to the deliberations. Reports of the Management Board on the course of the business, the profitability and liquidity as well as on the situation and outlook of the Company and the group formed the basis for the work of the Supervisory Board. Further topics were the risk situation and risk management as well as discussions on portfolio changes and investment projects. The Supervisory Board and its competent committees comprehensively discussed these as well as also all further significant business events. The Supervisory Board passed resolutions within its competencies according to law and the Articles of Association.

Meetings

In the past fiscal year, fifteen meetings of the Supervisory Board, some of which lasted several days, were held (twelve meetings of the Supervisory Board of the Company in the legal form of the KGaA and three meetings of the Supervisory Board of the Company in the legal form of the AG). Of these meetings, seven meetings were conducted in presence, one meeting was conducted as hybrid meeting, i.e., in presence with the possibility of a virtual participation, and seven meetings were conducted as video conferences. In addition, the members of the Supervisory Board who are considered independent within the meaning of the applicable provisions discussed the intended change of legal form three times via video conferences in the past fiscal year. The Supervisory Board also met regularly without the Management Board. To the extent that the auditor was called upon as an expert at meetings of the Supervisory Board or its committees, members of the Management Board attended the meetings only to the extent deemed necessary by the Supervisory Board or the committee, respectively.

Convenience translation

The participation rate of the members at the meetings of the Supervisory Board and its committees was in total 98.3%. The following table shows the participation of the individual members in the past fiscal year:3

* Until November 30, 2023: Audit and Corporate Governance Committee

The Management Board and the Supervisory Board cooperate on a basis of trust to the benefit of the Company. The Supervisory Board was in regular contact with the Management Board and was always promptly and comprehensively informed by it. Between meetings, the Management Board reported to the Supervisory Board in writing. During the meetings, the Management Board also informed the Supervisory Board verbally. In addition, the Supervisory Board was also in contact with members of the senior management level last year. The members of the Management Board were further available to the Supervisory Board for follow-up queries. The Chair of the Supervisory Board maintained continuous contact with the Management Board outside of the meetings, in particular with the Chair of the Management Board, on questions regarding strategy, business development, the risk situation, risk management and compliance of the Company. In case of important occasions or events, the Chair of the Management Board promptly informed the Chair of the Supervisory Board. In such cases, the Chair of the Supervisory Board subsequently informed the other members of the Supervisory Board in the next meeting at the latest. During the entire fiscal year, the Chair of the Supervisory Board also was in close contact with the other members of the Supervisory Board.

3 The employee representatives were appointed to the Supervisory Board only after the end of the year under review. The Nomination Committee and the Joint Committee did not convene in the year under review and are therefore not shown in this overview.

Convenience translation

The members of the Audit Committee are entitled to obtain information, via the Chair of the Audit Committee, directly from the heads of certain central departments of the Company. As in previous years, it was however standard practice for the heads of central departments to report directly to the Supervisory Board and to be available for questions and for discussion.

Focus of the discussions in the Supervisory Board

One of the main focus areas of the Supervisory Board’s discussions in the past year was the comprehensive support of the Management Board with the change of legal form from a partnership limited by shares (Kommanditgesellschaft auf Aktien – KGaA) to a stock corporation (Aktiengesellschaft – AG). In particular, when preparing its proposed resolution on the change of legal form for the Extraordinary General Meeting of the Company on July 14, 2023, the Supervisory Board carefully reviewed whether the change of legal form is in the best interest of the Company and its shareholders and, in this context, thoroughly considered the effects and potential risks of the change of legal form.

At several meetings, the Supervisory Board also focused on the further development of the FME25 transformation program by the Management Board and was extensively involved in its implementation during the year under review.

In the year under review, the Supervisory Board also dealt with investments, the business strategy, the portfolio optimization, including the divestment of non-core businesses, as well as strategically relevant environmental, social and governance (ESG) aspects.

As part of its strategic focus, Fresenius Medical Care concentrates on businesses and markets that offer the greatest potential for sustainable profitable growth. The Company is therefore withdrawing from unsustainable markets and selling non-core businesses that have a dilutive effect on the operating margin. The Company is thus placing a clear focus on debt reduction as part of a stringent approach to capital allocation. In this context, Fresenius Medical Care withdrew from the dialysis business in Argentina and Hungary in the year under review and agreed the strategic sale of dialysis centers in southern Africa. The Company also completed the sale of its outpatient cardiovascular clinic business National Cardiovascular Partners in the USA. In addition, Fresenius Medical Care reached an agreement on the sale of the Australian Cura Day Hospitals Group in the year under review, subject to final regulatory approval.

Convenience translation

The business development, the competitive situation and the Management Board’s planning for the individual functions and business segments were also focal points of the Supervisory Board’s discussions. The Supervisory Board was also extensively informed by the Management Board about a study by a pharmaceutical manufacturer on the efficacy of GLP-1 receptor agonists. In this context, the Management Board provided the Supervisory Board with comprehensive reports on the potential impact on the patient base and the evaluated consequences for the expected business base and business development. In joint consultations with the Management Board, the development of the production quantities and their expansion were also discussed.

In the past fiscal year, the Supervisory Board again discussed the development of cost reimbursement in the various health care systems, in particular in the U.S. With a view to the continued aim of increasing efficiency, the Supervisory Board further informed itself also in the past year about the success of the measures taken by the management already in previous years to improve the cost situation.

In the past fiscal year, the Supervisory Board also dealt with the preparation of a revised compensation system for the members of the Management Board for approval at the Company’s 2024 AGM, which shall apply to the compensation of all current Management Board members from 2024 onwards. It is intended in particular to include sustainability as a performance target also for the long-term incentive and to introduce, in addition to the already existing shareholding requirements, formal Share Ownership Guidelines, which will link the long-term development of the Company even more closely to the compensation of the Management Board. In accordance with the regulations of the U.S. Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE) applicable to the Company as a foreign private issuer, the Supervisory Board also resolved to introduce a policy providing for the recovery, under certain circumstances, of incentive-based compensation paid to members of the Management Board on the basis of financial information that is subsequently restated (so-called Incentive-Based Compensation Recovery Policy).

The Supervisory Board also dealt with group financing issues in the year under review. In the past fiscal year, Fresenius Medical Care refinanced a bond in the amount of EUR 650 million, which matured in November 2023. The Company used a mix of long-term bank financing at very attractive financing conditions as well as cash and short-term loans for refinancing.

Convenience translation

The Supervisory Board was also in the year under review regularly informed about the Company’s compliance. Findings of the internal audit department were also taken into account. In particular, the Supervisory Board has also informed itself about the findings, assessments and recommendations of the independent expert (Monitor) engaged by the Company in fulfillment of its obligations under the agreements it entered into in March 2019 with the U.S. Department of Justice (DoJ) and the SEC with a view to provisions of the U.S. Foreign Corrupt Practices Act (FCPA). The “Non-Prosecution Agreement” concluded in this context expired on March 2, 2023, and the separate SEC order expired on March 29, 2023.

The Supervisory Board also received detailed reports on the IT security systems and measures implemented at Fresenius Medical Care, including data security incidents that occurred in the year under review and their remediation.

The Annual General Meeting of the Company in the year under review was held as a virtual general meeting without the physical presence of shareholders or their proxies on May 16, 2023. The Extraordinary Annual General Meeting of the Company on July 14, 2023, which resolved on the change of the Company's legal form was held as a physical meeting. In this context, the Supervisory Board also prepared the selection of the candidates proposed separately for election as shareholder representatives on the Supervisory Board. In doing so, the Supervisory Board paid particular attention to ensuring that the candidates proposed for election had a broad range of skills and backgrounds, namely extensive experience in various areas of health care and in all major markets, including the USA. Further details can be found in the Declaration on Corporate Governance starting on page 134 of the Annual Report (Geschäftsbericht).

Committees of the Supervisory Board

The Supervisory Board has formed professionally qualified committees from among its members that support the Supervisory Board as a whole in its supervisory and advisory functions and the adoption of resolutions of the Supervisory Board. The respective Chairs of the committees have regularly reported to the Supervisory Board on the work of the committees. Details of the composition of the Supervisory Board’s committees can be found in the Declaration on Corporate Governance which can be found starting on page 134 of the Annual Report.

Convenience translation

Audit Committee

In accordance with its rules of procedure, the Audit Committee (until November 30, 2023: Audit and Corporate Governance Committee) in particular performs all the duties imposed on an audit committee pursuant to section 107 paragraph 3 sentence 2 of the German Stock Corporation Act (AktG) and the applicable rules of the SEC and the NYSE. This includes, in particular, the monitoring of the accounting process, the effectiveness of the internal control system, the risk management system and the internal audit system, the audit of the financial statements, in particular the selection and independence of the auditor as well as the quality of the audit. Also, the Supervisory Board of the Company has delegated the responsibility for adopting resolutions on the approval of transactions with related parties in accordance with sections 111a et seqq. of the German Stock Corporation Act to the Audit Committee.

The Audit Committee convened nine times in the past fiscal year. Of these meetings, four meetings were conducted in presence, and five meetings were conducted as video conferences.

All members of this committee in the year under review4 – Dr. Marcus Kuhnert (since November 30, 2023, since then also Chair), Ms. Pascale Witz (until November 30, 2023 also Chair, since November 30, 2023 Deputy Chair) and Mr. Gregory Sorensen, MD (since November 30, 2023) – and the members who left before the end of the year under review – Mr. Rolf A. Classon (until November 30, 2023) and Dr. Dorothea Wenzel (until November 30, 2023, until then also Deputy Chair) – are financial experts according to section 100 paragraph 5 AktG. Based on their many years of experience, they each have expertise in both accounting and auditing and are each independent within the meaning of the applicable provisions. Further details on the qualifications and independence of the members of the Audit Committee can be found in the Declaration on Corporate Governance starting on page 134 of the Annual Report.

4 Following the court appointment of the employee representatives to the Company's Supervisory Board, the Supervisory Board also elected Ms. Stefanie Balling (since then also Deputy Chair) and Mr. Frank Michael Prescher as employee representatives as members of the Audit Committee with effect from March 14, 2024. Ms. Pascale Witz resigned from the Audit Committee at the same time.

Convenience translation

In the past year, the committee dealt with the annual and consolidated financial statements, the proposal for the allocation of profit and the report according to Form 20-F for the SEC as well as the separate Non-Financial Group Report of the Company. It also discussed the quarterly reports with the Management Board. Also, the engagement pertaining to the audit of the consolidated financial statements according to the International Financial Reporting Standards (IFRS) and the internal controls concerning the financial reporting, which are part of the report according to Form 20-F, was issued by the committee. The committee further negotiated the fee agreement with the auditor. Audit focal points and further key audit matters of the past fiscal year were the assessment of the recoverability of goodwill, the effects of the premature termination of a study by a pharmaceutical manufacturer on the efficacy of its GLP-1 receptor agonists, asset groups held for sale, the valuation of receivables from dialysis treatments in the U.S., the valuation of uncertain tax positions, the accounting treatment of significant legal disputes, changes in segment reporting, the accounting treatment of a contract for value-based renal care, the impact of cyber risks, finance transformation, the FME25 program and the portfolio optimization program on financial reporting, the effects of a settlement with the U.S. government relating to the Tricare program and the effects of macroeconomic and geopolitical developments on the Fresenius Medical Care Group and on the Company’s annual financial statements, the valuation of investments in affiliated companies and the recognition of income from investments.

Representatives of the auditor participated in all meetings of the committee and informed the members of the committee of their auditing activities. In addition, they provided information on any significant results of their audit and were available for additional information. In the absence of the members of the Management Board, they reported on the cooperation with them and shared their observations with the committee. The committee also consulted with the external auditors on a regular basis without the Management Board. The Chair of the committee also had regular exchanges with representatives of the auditor outside the meetings of the committee, in particular on the progress of the audit, and subsequently reported thereon to the committee.

The committee dealt on several occasions with the monitoring of the accounting and its process, the effectiveness of the internal control system, the risk management system and the internal audit system as well as with the audit of the financial statements – in particular the selection and independence of the auditor, the quality of the audit and the additional services provided by the auditor – as well as with the compliance management system. Further, the committee discussed with the auditor the audit risk assessment, the audit strategy and audit planning, and the audit results.

In the course of its audit, the auditor audited the internal control system in relation to the accounting process, the electronic reproduction of the consolidated financial statements and the group management report pursuant to section 328 paragraph 1 of the German Commercial Code (HGB) prepared for disclosure purposes (so-called ESEF documents) as well as the early risk recognition system. The audit showed that the Management Board has appropriately implemented the measures required under section 91 paragraph 2 AktG, in particular regarding the establishment of a monitoring system, and that the monitoring system is suitable for the early identification of developments that may endanger the continued existence of the Company. The Management Board periodically reported to the committee on major individual risks. It also regularly informed the committee on the compliance situation as well as on the audit plans and results of the internal audit.

Convenience translation

The committee also dealt with environmental, social and governance (ESG) aspects of strategic relevance to the Company. In this context, the committee discussed in particular the regulatory requirements in the area of sustainability and the Company’s progress in pursuing the set global sustainability targets.

The committee again reviewed the business relations of the Fresenius Medical Care group companies to Fresenius SE & Co. KGaA and the latter’s affiliated companies. It was confirmed in each case that these relationships corresponded to those between unrelated third parties.

Certain transactions of the Company with related parties may be subject to the approval of the Supervisory Board pursuant to section 111b paragraph 1 AktG. The Supervisory Board has made use of the option to delegate the responsibility for the approval resolution to the Audit Committee. In the year under review, there were no transactions requiring such approval. In accordance with section 111a paragraph 2 sentence 2 AktG, the committee reviewed whether transactions between the Company and related parties were conducted in the ordinary course of business and at arm’s length. No objections were raised in this respect.

The Chair of the committee regularly reported to the Supervisory Board on the results of the discussions and resolutions in the committee.

Presiding Committee

The Presiding Committee was formed for the first time in the year under review by the Supervisory Board of the Company in the legal form of the AG by resolution dated September 21, 2023.

The Presiding Committee is, in particular, responsible for preparing the meetings of the Supervisory Board, coordinating the work of the Supervisory Board and its committees and advising and supporting the Chairman and Deputy Chairman of the Supervisory Board as well as administrative matters. The Presiding Committee resolves upon matters that cannot be delayed if the Supervisory Board cannot pass a resolution in a timely manner. The Presiding Committee is also responsible for various matters concerning the Management Board, such as recommendations to the Supervisory Board on the appointment or dismissal of Management Board members. Furthermore, the Presiding Committee reviews and assesses the Company’s corporate governance.

Convenience translation

The Presiding Committee convened in the past fiscal year one time in person to deal with constituting the committee and with corporate governance aspects of the Company.

Compensation Committee

The Compensation Committee was formed by the Supervisory Board of the Company in the legal form of the AG by resolution dated September 21, 2023.

The Compensation Committee prepares the decisions of the Supervisory Board regarding the compensation of the members of the Management Board. This includes the preparation of the determination of the compensation system and the plan terms of the short-term and long-term incentive of the Management Board as well as the definition of the targets for variable compensation components and the definition of target values as well as of the determination of the target achievement. The Compensation Committee also reviews the compensation report.

In the past fiscal year, the Compensation Committee convened one time in person to prepare the review and revision of the compensation system for the members of the Management Board by the Supervisory Board.

Nomination Committee

The Nomination Committee identifies and recommends suitable candidates to the Supervisory Board for its proposals to the General Meeting for the election of Supervisory Board members. The Nomination Committee also recommends suitable candidates to the Supervisory Board in case a judicial appointment of a shareholder representative on the Supervisory Board is required. The Nomination Committee further makes recommendations to the Supervisory Board on members of the shareholder representatives to be elected to the committees of the Supervisory Board. This does not apply to the election of members of the shareholder representatives to the Mediation Committee.

In the past fiscal year, the Nomination Committee did not convene since no meeting was required.

Convenience translation

Mediation Committee

The Mediation Committee (Vermittlungsausschuss) was formed with effect from March 14, 2024 after the employee representatives had been appointed by the court and therefore after the end of the fiscal year. The Mediation Committee is responsible for proposals for the appointment or dismissal of members of the Management Board to the Supervisory Board, if the respective measure is not passed by the Supervisory Board with the required majority during the first vote.

Joint Committee

Until the change of the legal form of the Company became effective on November 30, 2023, the Company had a Joint Committee, which was composed of two members of the Supervisory Board of the General Partner as well as two members of the Supervisory Board of the Company. For certain matters, the Management Board required the approval of the Joint Committee. In the past fiscal year, the Joint Committee did not convene since no meeting was required.

Dialogue with Investors

The Chair of the Supervisory Board and, until the change of the legal form of the Company became effective, the Lead Independent Director were also available for discussions with investors in the year under review to the extent permitted by law and in close consultation with the Management Board. In these discussions, investors were given the opportunity to exchange views with the Chair of the Supervisory Board and the Lead Independent Director on matters concerning the corporate governance of the Company falling within the competence of the Supervisory Board. Key topics in the year under review were the change of the legal form, the corporate governance structures and the composition of the Management Board. The function of Lead Independent Director was not re-established following the change of legal form.

Corporate Governance

The members of the Supervisory Board in principle self-responsibly undertake educational and training measures required for their tasks, such as on changes in the legal framework and on new, future-oriented developments and technologies, and are adequately supported in this respect by the Company.

Convenience translation

In addition to the information provided to them by various external experts, also experts of the Company’s departments regularly report on relevant developments. This includes – for example – relevant new developments in the revision of legal rules or in jurisprudence and also about recent developments in regulations on accounting and audit and sustainability requirements. In this way, the Supervisory Board, with the Company’s adequate assistance, ensures an ongoing qualification of its members and also a further development and updating of their expertise, power of judgment and experience which is required for the Supervisory Board including its committees to duly perform their tasks.

New members of the Supervisory Board can meet the members of the Management Board and specialist managers for a discussion of fundamental and current topics and thereby gain an overview of the relevant topics of the Company (Onboarding).

For targeted further training, internal information events are offered as required. In the year under review, further training was provided for the members of the Supervisory Board on current developments in corporate governance and upcoming relevant legal regulations. These included the German Future Financing Act (Zukunftsfinanzierungsgesetz) and the German Whistleblower Protection Act (Hinweisgeberschutzgesetz), regulatory developments in the area of sustainability, developments in German, European and U.S. data protection law, and new regulations of the NYSE and the SEC associated with the listing of the Company as a foreign private issuer.

The Supervisory Board reports to the General Meeting on possible conflicts of interests of its members and on the treatment of such conflicts. If specific conflicts of interest exist or cannot be ruled out with certainty, the concerned Supervisory Board member will disclose this to the Supervisory Board. If a subsequent review reveals that a conflict of interest exists, suitable measures will be taken to resolve the conflict of interest. In the year under review, a conflict of interest on the part of Dr. Dieter Schenk, who – in addition to his function as member and Chairman of the Supervisory Board of the Company in the legal form of a KGaA – was and is also a member of the Supervisory Board of the General Partner of Fresenius SE & Co. KGaA, could not be ruled out with respect to resolutions on the implementation of the Company's change of legal form. Dr. Schenk therefore did not take part in the voting on these resolutions. Apart from this, no interests of conflict arose in the year under review.

Convenience translation

The change of legal form of the Company effected extensive changes in the composition of the Supervisory Board of the Company and its committees. In particular, upon the change of legal form becoming effective on November 30, 2023, the term of office of the members of the Supervisory Board of the Company who were in office up until then ended. Furthermore, the Supervisory Board of the Company is now also to be composed of employee representatives who could not be appointed by court order or be elected to the Supervisory Board before 2024. Against this background, a self-assessment of the work of the Company’s Supervisory Board in the year under review would not have offered any additional benefit. The members of the Supervisory Board of the Company who were in office in the year under review have therefore agreed that the next regular self-assessment should be carried out in 2024, when the Supervisory Board of the Company is fully composed and has been operating in its new composition.

Further details on corporate governance, in particular on the independence of the Supervisory Board members, the qualification matrix for the implementation status of the profile of skills and expertise for the Supervisory Board, the age limit and the regular maximum tenure for membership in the Company’s Supervisory Board, as well as the self-assessment of the activities of the Supervisory Board and its committees, can be found in the Declaration on Corporate Governance starting on page 134 of the Annual Report. The Declaration on Corporate Governance was discussed by the Supervisory Board and approved in its meeting of March 14, 2024.

The Declaration on Corporate Governance also includes the Declaration of Compliance in relation to the German Corporate Governance Code according to section 161 AktG as resolved by the Management Board and Supervisory Board and published in December 2023. The Declaration of Compliance is permanently available to the public on the Company’s website at www.freseniusmedicalcare.com in the section “Investors” and there in the sub-section “Corporate Governance”.

Compensation Report

The Management Board and the Supervisory Board prepared a compensation report in accordance with section 162 AktG for the year under review. In accordance with section 162 paragraph 3 AktG, the compensation report was reviewed by the auditor to determine whether the legally required disclosures pursuant to section 162 paragraphs 1 and 2 AktG were made. In addition to the statutory requirements, the content of the report was also again reviewed by the auditor. The auditor confirmed that the compensation report, in all material respects, complies with the accounting provisions of section 162 AktG. In accordance with section 120a paragraph 4 AktG, the compensation report will be submitted to the General Meeting of the Company for approval.

Convenience translation

Annual and consolidated financial statements

The annual financial statements and the management report of the Company were prepared in accordance with the regulations of the German Commercial Code (Handelsgesetzbuch – HGB). The consolidated financial statements and group management report follow section 315e of the German Commercial Code (HGB) in accordance with IFRS as applicable in the European Union. Accounting, the annual financial statements, the management report as well as the consolidated financial statements and the group management report for fiscal year 2023 were audited by PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main (PwC). PwC has been the auditor of the Company since the fiscal year 2020 and was elected as auditor for the year under review by resolution of the Annual General Meeting on May 16, 2023, which was confirmed in the Extraordinary General Meeting on July 14, 2023, and mandated by the Supervisory Board. The auditor provided each of the aforementioned documents with an unqualified certificate. Mr. Peter Kartscher (as already in the previous years since 2020) and Mr. Dominik Höhler (for the first time) signed the respective audit certificate as the auditors. The audit reports of the auditor were made available to the Audit Committee and the Supervisory Board. The Audit Committee reviewed the annual and consolidated financial statements as well as the management reports and included the audit reports of, and the discussions with, the auditor in its discussions. The Audit Committee reported to the Supervisory Board on this.

The Supervisory Board also reviewed the annual financial statements, the management report, the consolidated financial statements and the group management report, in each case for the past fiscal year. The documents were provided to it in good time. The Supervisory Board declared its agreement with the result of the audit of the annual financial statements and the consolidated financial statements by the auditor. The representatives of the auditor who signed the audit reports participated in the discussions of the Supervisory Board of the annual and consolidated financial statements. They reported to the Supervisory Board on the significant findings of their audit and were available for additional information. Also according to the final results of its own review, no objections are to be raised by the Supervisory Board as regards the annual financial statements, the management report, the consolidated financial statements and the group management report.

Convenience translation

In its meeting on February 19, 2024, the Supervisory Board discussed the draft of the report according to Form 20-F. The report according to Form 20-F was filed with the SEC on February 20, 2024.

The annual financial statements and management report of the Company as well as the consolidated financial statements and the group management report for the past fiscal year, as presented by the Management Board, were approved by the Supervisory Board at its meeting on March 14, 2024; in the legal form of an AG, the annual financial statements of the Company are adopted by this approval of the Supervisory Board.

The Supervisory Board also approved the Management Board’s proposal for the allocation of profit which provides for a dividend of € 1.19 for each share.

Separate Non-Financial Group Report

The separate Non-Financial Group Report of the Company was prepared in accordance with the regulations of the German Commercial Code (HGB) and the EU Taxonomy Regulation (Regulation (EU) 2020/852) and will be published separately from the group management report. This report documents the sustainability performance of Fresenius Medical Care in fiscal year 2023. The reporting by Fresenius Medical Care is based on the international sustainability standards of the Global Reporting Initiative (GRI).

The Supervisory Board made use of the option to have the separate Non-Financial Group Report verified by an external auditor. The separate Non-Financial Group Report was subjected to a limited assurance engagement review by PwC in accordance with the international standard on assurance engagements ISAE 3000 (Revised). PwC issued a corresponding assurance statement.

The Supervisory Board, too, reviewed the separate Non-Financial Group Report. The documents were provided to it in good time. The Supervisory Board declared its agreement with the result of the limited assurance engagement review by the auditor. The representatives of the auditor who signed the statement on the limited assurance engagement review participated in the discussions of the Supervisory Board about the separate Non-Financial Group Report. They reported to the Supervisory Board on the significant findings of their limited assurance engagement review and were available for additional information. Also according to the final results of its own review, no objections are to be raised by the Supervisory Board as regards the separate Non-Financial Group Report.

Convenience translation

Dependency report

The Management Board prepared a report on the Company’s relationships to Fresenius SE & Co. KGaA and the latter’s affiliates in accordance with section 312 AktG for the period until the end of the dependency relationship with Fresenius SE & Co. KGaA upon the effectiveness of the change of legal form of the Company, i.e. for the period from January 1 to November 30, 2023. The report contains the following concluding statement:

“With regard to the legal transactions and measures listed in this report on the relationships to affiliated companies, FME AG (until November 30, 2023 FMC-AG & Co. KGaA) received appropriate consideration for each legal transaction in accordance with the circumstances of which we were aware at the time that the legal transactions were conducted. No reportable measures were taken or omitted in the reporting year.”

Both the Audit Committee and the Supervisory Board received the dependency report in good time and reviewed it. The auditor participated in the relevant meeting. It reported on the main results of its audit and was available for additional information. On February 23, 2024, the auditor added the following certificate to the dependency report:

“On the basis of our proper audit and judgment we confirm that 1. the factual disclosures provided in the report are correct, 2. the consideration paid by the Company for the legal transactions stated in the report was not inappropriately high.”

The Audit Committee and the Supervisory Board agree with the assessment of the auditor. Following the final results of its own review, the Supervisory Board does not raise any objections against the declaration of the Management Board at the bottom of the report on the relationships to affiliates.

Convenience translation

Acknowledgements

Dr. Dieter Schenk, Mr. Rolf A. Classon, Dr. Dorothea Wenzel and Prof. Dr. Gregor Zünd resigned from the Company's Supervisory Board upon the change of the Company's legal form becoming effective on November 30, 2023, as they were not available for election at the Company's Extraordinary General Meeting on July 14, 2023. Dr. Schenk has been associated with Fresenius Medical Care since the founding of the Company, first as Deputy Chair and then as Chair of the Supervisory Board. During this time, he has made an extraordinary personal commitment to the Company and contributed his knowledge, skills and experience to the Supervisory Board for the benefit of the Company, always keeping the needs of all capital market participants in mind. Mr. Classon was actively involved for many years in various functions for the Supervisory Board of the Company and its committees and has decisively shaped Fresenius Medical Care. Dr. Wenzel and Prof. Dr. Zünd have rendered outstanding services to Fresenius Medical Care. The Supervisory Board would like to thank them all very much for their valuable commitment and their dedicated work for the benefit of Fresenius Medical Care.

Mr. William Valle stepped down from the Management Board at the end of December 31, 2023. He had been with the Company since 2009 and a member of the Management Board since 2017, initially responsible for the North America region and since 2022 for the Care Delivery business segment. The Supervisory Board would like to thank Mr. Valle for his dedicated and valuable work for Fresenius Medical Care.

Finally, the Supervisory Board would like to thank the members of the Management Board and all employees of the group for their outstanding commitment. We would like to express our great appreciation to all of them for their work in the past fiscal year!

Convenience translation

Bad Homburg v.d. Höhe, March 14, 2024

On behalf of the Supervisory Board

Michael Sen

Chair

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